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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                         PETALS DECORATIVE ACCENTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45253M308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Henry Sargent
                       Executive Pavilion, 90 Grove Street
                              Ridgefield, CT 06877
                                 (203) 431-8300

                                 With a copy to:

                             David A. Broadwin, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                 (617) 832-1259
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

*The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

--------------------------------------------------------------------------------
CUSIP No. 45253M308                   13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Mountain West Partners LLC*
     Tax Identification Number: 20-2637141
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    Zero (0) shares of Common Stock, $.00001 par value.
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Zero (0) shares of Common Stock, $.00001 par value.
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Zero (0) shares of common stock, $.00001 par value.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Zero (0)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO (Limited Liability Company)
--------------------------------------------------------------------------------
*Shares owned by Mountain West Partners LLC may be deemed to be owned by Henry Sargent as the control person of Mountain West Partners LLC. Henry Sargent is a Director of the Issuer.


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 not required to respond unless the form displays a currently valid OMB control
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                                       -2-

--------------------------------------------------------------------------------
CUSIP No. 45253M308                   13D/A

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Henry Sargent
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    Zero (0) shares of Common Stock, $.00001 par value.
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Zero (0) shares of Common Stock, $.00001 par value.
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Zero (0) shares of common stock, $.00001 par value.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Zero (0)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------


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                                       -3-

CUSIP No. 45253M308

Item 1. Security and Issuer

This statement of amendment on Schedule 13D/A relates to the common stock, $.00001 par value per share ("Common Stock") of Petals Decorative Accents, Inc. (formerly Immunotechnology Corporation), a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is Executive Pavilion, 90 Grove Street, Ridgefield, CT 06877.

Item 2. Identity and Background

This joint statement on Schedule 13D is being filed by Mountain West Partners LLC and Henry Sargent, who are collectively referred to as the "Reporting Persons." Mr. Sargent is the control person of Mountain West Partners LLC. Information with respect to the Reporting Persons is as follows:

(1)   (a) Mountain West Partners LLC

      (b) The business address of Mountain West Partners LLC is Executive Pavilion, 90 Grove Street, Ridgefield, Connecticut, 06877

      (c) Mountain West Partners LLC is a private Delaware limited liability company of which Henry Sargent is the sole member.

      (d) No

      (e) No

(2)   (a) Henry Sargent

      (b) The business address of Henry Sargent is Executive Pavilion, 90 Grove Street, Ridgefield, Connecticut, 06877

      (c) Henry Sargent is employed by Southridge Capital Management LLC.

      (d) No

      (e) No

      (f) United States

Item 3. Source and Amount of Funds or Other Consideration

N/A


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                                       -4-

Item 4. Purpose of Transaction

On July 31, 2006, Petals Decorative Accents LLC ("Petals LLC") entered into an Assignment Agreement with the Mountain West Partners LLC, pursuant to which Mountain West Partners LLC was to receive 5,700,000 shares of Common Stock in exchange for services to be provided to Petals LLC (the "Assignment"). The Assignment was never performed and the shares of Common Stock were never transferred to Mountain West Partners LLC. Subsequently, on December 11, 2006 the parties entered into a Rescission Agreement, attached as Exhibit 1, to evidence the voidance of the Assignment.

The disclosure set forth in response to Items 1 and 6 is also incorporated herein in this section in its entirety.


Item 5. Interest in Securities of the Issuer

(a)   None

(b)   None

(c)   None

(d)   N/A

(e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

Exhibit 1 Rescission of Assignment Agreement by and between Petals Decorative Accents LLC and Mountain West Partners LLC, dated December 11, 2006.


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                                       -5-

CUSIP No. 45253M308

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     MOUNTAIN WEST PARTNERS LLC

                                                     By: /s/ Henry Sargent

                                                     --------------------------
                                                     Manager


                                                     By: /s/ Henry Sargent

                                                     --------------------------
                                                     Henry Sargent

Dated: December 11, 2006


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                                       -6-